

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2011

Via E-mail
Mr. Douglas G. Bergeron
Chief Executive Officer
VeriFone Systems, Inc.
2099 Gateway Place, Suite 600
San Jose, CA. 95110

Re: **VeriFone Systems, Inc.**
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed December 21, 2010
Form 8-K filed December 2, 2010
File No. 001-32465

Dear Mr. Bergeron:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief